UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Special Financial Report Pursuant to Rule 15d-2 of the Securities Exchange Act of 1934, as Amended, reporting Financial Statements for the Fiscal Year Ended March 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

PANASONIC KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

PANASONIC CORPORATION

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

(Address of principal executive offices)

Yukie Takakuwa, +81-6-6908-1121, takakuwa.yukie@jp.panasonic.com, address is same as above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)]

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of class
Common Stock

Indicate the number of outstanding shares (excluding treasury stock) of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of
Title of Class	March 31, 2015 (Japan Time)	March 31, 2015 (New York Time)
Common Stock	2,311,264,479
American Depositary Shares, each representing 1 share of Common Stock		21,848,266

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒.

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐        Accelerated filer  ☐        Non-accelerated filer  ☒.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒        International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐        Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒.

This form contains 83 pages.

EXPLANATORY NOTE

We are filing this report on Form 20-F as a special report pursuant to Rule 15d-2 under the Securities Exchange Act of 1934. Rule 15d-2 under the Securities and Exchange Act of 1934 provides generally that if a foreign private issuer files a registration statement under the Securities Act of 1933, which does not contain certified financial statements for the company’s last full fiscal year, then the company must, within the later of 90 days after the effective date of the registration statement or six months following the end of the company’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year.

Our registration statement on Form F-4 (Registration No. 333-203685), declared effective by the Securities and Exchange Commission on May 1, 2015, did not contain certified financial statements for the fiscal year ended March 31, 2015. In accordance with Rule 15d-2, this special report is filed under cover of Form 20-F and contains only financial statements for the fiscal year ended March 31, 2015.

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

1 All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as the required information is presented in the consolidated financial statements or notes thereto, or the schedules are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Panasonic Corporation:

We have audited the accompanying consolidated balance sheets of Panasonic Corporation and subsidiaries (the “Company”) as of March 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended March 31, 2015. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Panasonic Corporation and subsidiaries as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG AZSA LLC

Osaka, Japan

June 26, 2015

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2015 and 2014

	Yen (millions)
	March 31
Assets	2015	2014
Current assets:
Cash and cash equivalents (Note 8)	1,280,408	592,467
Time deposits (Note 8)	18,470	—
Trade receivables (Note 16):
Related companies	14,673	18,672
Notes	78,916	73,450
Accounts	923,452	939,787
Allowance for doubtful receivables	(24,947)	(24,476)

Net trade receivables	992,094	1,007,433

Inventories (Note 2)	762,670	750,681
Other current assets (Notes 6, 10 and 17)	359,098	303,411

Total current assets	3,412,740	2,653,992
Investments and advances:
Associated companies (Note 3)	175,824	156,506
Other investments and advances (Notes 4 and 8)	137,845	115,298

Total investments and advances	313,669	271,804

Property, plant and equipment (Notes 5 and 6):
Land	268,658	283,305
Buildings	1,422,561	1,453,550
Machinery and equipment	2,776,617	2,728,925
Construction in progress	54,358	44,220

	4,522,194	4,510,000
Less accumulated depreciation	3,147,363	3,084,551

Net property, plant and equipment	1,374,831	1,425,449

Other assets:
Goodwill (Notes 7 and 21)	457,103	473,377
Intangible assets (Notes 5, 6, 7 and 21)	172,898	203,591
Other assets (Notes 9 and 10)	225,706	184,781

Total other assets	855,707	861,749

	5,956,947	5,212,994

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets—(Continued)

March 31, 2015 and 2014

	Yen (millions)
	March 31,
Liabilities and Equity	2015	2014
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 5 and 8)	260,531	84,738
Trade payables:
Related companies	55,500	43,525
Notes	236,958	200,355
Accounts	690,847	693,135

Total trade payables	983,305	937,015

Accrued income taxes (Note 10)	39,733	40,454
Accrued payroll	206,686	217,246
Other accrued expenses (Notes 15 and 19)	887,585	799,959
Deposits and advances from customers	79,277	75,520
Employees’ deposits	584	5,146
Other current liabilities (Notes 9, 10 and 17)	275,099	277,781

Total current liabilities	2,732,800	2,437,859

Noncurrent liabilities:
Long-term debt (Notes 5 and 8)	712,385	557,374
Retirement and severance benefits (Note 9)	332,661	430,701
Other liabilities (Note 10)	186,549	200,622

Total noncurrent liabilities	1,231,595	1,188,697

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 12):
Authorized—4,950,000,000 shares
Issued—2,453,053,497 shares	258,740	258,740
Capital surplus (Notes 12 and 13)	984,111	1,109,501
Retained earnings (Note 12)	1,021,241	878,742
Accumulated other comprehensive income (loss) (Note 14):
Cumulative translation adjustments	11,858	(167,219)
Unrealized holding gains of available-for-sale securities (Note 4)	14,285	6,027
Unrealized gains (losses) of derivative instruments (Note 17)	3,135	(237)
Pension liability adjustments (Note 9)	(222,529)	(290,270)

Total accumulated other comprehensive loss	(193,251)	(451,699)

Treasury stock, at cost (Note 12):
141,789,018 shares as of March 31, 2015, 141,496,296 shares as of March 31, 2014	(247,548)	(247,132)

Total Panasonic Corporation shareholders’ equity	1,823,293	1,548,152

Noncontrolling interests	169,259	38,286

Total equity	1,992,552	1,586,438
Commitments and contingent liabilities (Notes 5 and 19)

	5,956,947	5,212,994

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2015, 2014 and 2013

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Revenues, costs and expenses:
Net sales:
Related companies	150,832	129,045	135,006
Other	7,564,205	7,607,496	7,168,039

Total net sales	7,715,037	7,736,541	7,303,045
Cost of sales (Notes 14, 16, 17, and 19)	(5,527,213)	(5,638,869)	(5,419,888)
Selling, general and administrative expenses (Note 16 and 22)	(1,805,911)	(1,792,558)	(1,722,221)
Interest income	14,975	10,632	9,326
Dividends received	1,466	1,992	3,686
Other income (Notes 3, 4, 9, 14, 16 and 17)	95,784	243,488	91,807
Interest expense (Note 8)	(17,566)	(21,911)	(25,601)
Impairment losses of long-lived assets (Note 6)	(40,032)	(103,763)	(138,138)
Goodwill impairment (Note 7)	(16,001)	(8,069)	(250,583)
Other deductions (Notes 4, 6, 14, 15, 16 and 17)	(238,083)	(221,258)	(249,819)

Income (loss) before income taxes	182,456	206,225	(398,386)
Provision for income taxes (Note 10):
Current	106,107	92,817	66,532
Deferred	(108,088)	(3,152)	318,141

	(1,981)	89,665	384,673
Equity in earnings of associated companies (Note 3)	11,929	5,085	7,891

Net income (loss)	196,366	121,645	(775,168)
Less net income (loss) attributable to noncontrolling interests	16,881	1,203	(20,918)

Net income (loss) attributable to Panasonic Corporation	179,485	120,442	(754,250)

	Yen
Net income (loss) attributable to Panasonic Corporation common shareholders per share (Note 11):
Basic	77.65	52.10	(326.28)
Diluted	77.64	—	—

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended March 31, 2015, 2014 and 2013

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Net income (loss)	196,366	121,645	(775,168)

Other comprehensive income (loss), net of tax (Note 14):
Translation adjustments	193,690	136,633	198,287
Unrealized holding gains (losses) of available-for-sale securities	8,351	6,201	(13,416)
Unrealized gains (losses) of derivative instruments	3,445	4,300	(845)
Pension liability adjustments	68,027	38,551	(62,481)

	273,513	185,685	121,545

Comprehensive income (loss)	469,879	307,330	(653,623)

Less comprehensive income (loss) attributable to noncontrolling interests	31,946	10,358	(6,299)

Comprehensive income (loss) attributable to Panasonic Corporation	437,933	296,972	(647,324)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended March 31, 2015, 2014 and 2013

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Common stock:
Balance at beginning of period	258,740	258,740	258,740

Balance at end of period	258,740	258,740	258,740

Capital surplus:
Balance at beginning of period	1,109,501	1,110,686	1,117,530
Equity transactions with noncontrolling interests and others (Note 13)	(125,390)	(1,185)	(6,844)

Balance at end of period	984,111	1,109,501	1,110,686

Retained earnings:
Balance at beginning of period	878,742	769,863	1,535,689
Sale of treasury stock	(1)	(5)	(17)
Cash dividends to Panasonic Corporation stockholders (Note 12)	(36,985)	(11,558)	(11,559)
Net income (loss) attributable to Panasonic Corporation	179,485	120,442	(754,250)

Balance at end of period	1,021,241	878,742	769,863

Accumulated other comprehensive income (loss):
Balance at beginning of period	(451,699)	(628,229)	(735,155)
Other comprehensive income, net of tax (Note 14)	258,448	176,530	106,926

Balance at end of period	(193,251)	(451,699)	(628,229)

Treasury stock (Note 12):
Balance at beginning of period	(247,132)	(247,028)	(247,018)
Sale of treasury stock	10	12	25
Repurchase of common stock	(426)	(116)	(35)

Balance at end of period	(247,548)	(247,132)	(247,028)

Noncontrolling interests:
Balance at beginning of period	38,286	40,241	47,780
Cash dividends paid to noncontrolling interests	(22,244)	(13,628)	(10,549)
Net income (loss) attributable to noncontrolling interests	16,881	1,203	(20,918)
Other comprehensive income, net of tax (Note 14)	15,065	9,155	14,619
Equity transactions with noncontrolling interests and others (Notes 13 and 21)	121,271	1,315	9,309

Balance at end of period	169,259	38,286	40,241

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2015, 2014 and 2013

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Cash flows from operating activities (Note 16):
Net income (loss)	196,366	121,645	(775,168)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	286,528	331,083	339,367
Net gains on sale of investments (Note 4)	(8,261)	(25,769)	(29,125)
Provision for doubtful receivables	5,918	8,218	6,641
Deferred income taxes (Note 10)	(108,088)	(3,152)	318,141
Write-down of investment securities (Note 4)	1,023	142	4,017
Impairment losses on long-lived assets and goodwill (Notes 6 and 7)	56,033	111,832	388,721
Cash effects of changes in, excluding acquisition:
Trade receivables	68,901	(34,882)	128,088
Inventories	5,993	64,601	64,625
Other current assets	15,885	35,714	51,168
Trade payables	6,509	124,467	(68,282)
Accrued income taxes	(4,757)	11,572	4,817
Accrued expenses and other current liabilities	52,106	32,875	(117,098)
Retirement and severance benefits	(40,634)	(140,422)	(8,811)
Deposits and advances from customers	2,232	1,363	3,247
Other, net	(44,291)	(57,337)	28,402

Net cash provided by operating activities	491,463	581,950	338,750

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows—(Continued)

Years ended March 31, 2015, 2014 and 2013

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Cash flows from investing activities (Note 16):
Proceeds from disposals of investments and advances (Note 4)	43,625	63,185	195,401
Increase in investments and advances	(19,647)	(18,226)	(4,144)
Capital expenditures	(224,162)	(201,735)	(320,168)
Proceeds from disposals of property, plant and equipment	80,168	53,321	146,562
(Increase) decrease in time deposits, net	(18,470)	1,674	36,795
Proceeds from sale of consolidated subsidiaries	31,700	176,489	6,685
Purchase of shares of newly consolidated subsidiaries, net of acquired companies’ cash and cash equivalents (Note 21)	(6,340)	(45,455)	(3,383)
Other, net	(24,882)	(17,125)	(41,342)

Net cash provided by (used in) investing activities	(138,008)	12,128	16,406

Cash flows from financing activities (Note 16):
Decrease in short-term debt with maturities of three months or less, net	(28,379)	(135,699)	(25,168)
Proceeds from short-term debt with maturities longer than three months	15,106	11,469	433,820
Repayments of short-term debt with maturities longer than three months	(16,958)	(35,163)	(650,938)
Proceeds from long-term debt	402,248	—	648
Repayments of long-term debt	(46,031)	(342,761)	(226,320)
Dividends paid to Panasonic Corporation shareholders (Note 12)	(36,985)	(11,558)	(11,559)
Dividends paid to noncontrolling interests	(22,244)	(13,628)	(10,549)
Repurchase of common stock (Note 12)	(426)	(116)	(35)
Sale of treasury stock (Note 12)	9	7	8
Purchase of noncontrolling interests	(4,157)	(4,025)	(940)
Other, net	(4,568)	(841)	(25)

Net cash provided by (used in) financing activities	257,615	(532,315)	(491,058)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows—(Continued)

Years ended March 31, 2015, 2014 and 2013

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Effect of exchange rate changes on cash and cash equivalents	76,871	34,421	57,774

Net increase (decrease) in cash and cash equivalents	687,941	96,184	(78,128)
Cash and cash equivalents at beginning of year	592,467	496,283	574,411

Cash and cash equivalents at end of year	1,280,408	592,467	496,283

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by segment for the year ended March 31, 2015 were as follows: Appliances—22%, Eco Solutions—21%, AVC Networks—14%, Automotive & Industrial Systems—34%, and Other—9%. A sales breakdown for the year ended March 31, 2015 by geographical market was as follows: Japan—48%, North and South America—16%, Europe—9%, and Asia and Others—27%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

(b) Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner that reflects adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” All significant intercompany balances and transactions have been eliminated in consolidation. Investments in companies and joint ventures over which the Company has the ability to exercise significant influence (generally through a 20% to 50% voting interest) are included in “Investments and advances– Associated companies” in the consolidated balance sheets.

(d) Revenue Recognition

The Company generates revenue principally through the sale of consumer and industrial products, equipment, and supplies. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is generally recognized when the products are received by customers. Revenue from sales of certain products with customer acceptance provisions related to their functionality is recognized when the product is received by the customer and the specific criteria of the product functionality are successfully tested and demonstrated.

The Company enters into arrangements with multiple elements, which may include any combination of products or equipment, installation and maintenance. The Company allocates revenue to each element based on its relative selling price if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the provisions of ASC 605, “Revenue Recognition.” Revenue from sales of products or equipment is generally recognized upon completion of installation or upon acceptance by customers if installation is not required. Maintenance revenue is recognized on a straight-line basis over the term of the maintenance agreement.

The Company’s policy is to accept product returns only in the case that the products are defective. The Company issues contractual product warranties under which it guarantees the performance of products delivered and services rendered for a certain period of time. A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in “Other accrued expenses.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair cost.

Historically, the Company has made certain allowances related to sales to its consumer business distributors. Such allowances are generally provided to compensate the distributors for price adjustments due to a decline in the product’s value, and are classified as a reduction of revenue on the consolidated statements of operations. Estimated price adjustments are accrued when the related sales are recognized. The estimate is made based primarily on the historical experience and specific arrangements made with the distributors.

The Company also occasionally offers incentive programs to its distributors in the form of rebates. These rebates are accrued at the latter of the date at which the related revenue is recognized or the date at which the incentive is offered, and are recorded as reductions of sales in accordance with the provisions of ASC 605.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

(e) Leases (See Note 5)

The Company accounts for leases in accordance with the provisions of ASC 840, “Leases.” Leases of assets under certain conditions are recorded as capital leases in property, plant and equipment in the consolidated balance sheets.

(f) Inventories (See Note 2)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis or average basis, not in excess of current replacement cost.

(g) Foreign Currency Translation (See Note 14)

Foreign currency financial statements are translated in accordance with the provisions of ASC 830, “Foreign Currency Matters,” under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted-average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of equity.

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment. Depreciation is computed primarily using the straight-line method based on the following estimated useful lives:

Buildings	5 to 50 years
Machinery and equipment	2 to 10 years

(i) Goodwill and Other Intangible Assets (See Notes 6 and 7)

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company applies the provisions of ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead reviewed for impairment at least annually based on an assessment of current estimated fair value. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform the second step of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying amount, the second step does not need to be performed. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in business combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using the guideline merged and acquired company method, guideline public company method, and a discounted cash flow analysis. The provisions of ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment based on an assessment of the undiscounted cash flows expected to be generated by the asset, whenever impairment indications are presented. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j) Investments and Advances (See Notes 3, 4 and 14)

Investments and advances primarily consist of investments in and advances to associated companies, cost method investments, available-for-sale securities, and long-term deposits. Cost method investments and long-term deposits are recorded at historical cost.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence over operating and financial policies, generally having a 20% to 50% voting interest, and corporate joint ventures. The Company also uses the equity method for certain investees if the minority shareholders have substantive participating rights. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits. The cost method is used when the Company does not have significant influence.

The excess of cost of the stock of the associated companies over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, is recognized as equity method goodwill. Such equity method goodwill is not amortized and is instead tested for impairment as part of the equity method investment.

The Company accounts for debt and marketable equity securities in accordance with the provisions of ASC 320, “Investments—Debt and Equity Securities.”

The provisions of ASC 320 require that certain investments in debt and marketable equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Realized gains and losses are determined on the average cost method and reflected in earnings.

On a continuous basis, but no less frequently than at the end of each quarter, the Company evaluates the carrying amount of each of the investments in associated companies, cost method investments and available-for-sale securities for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the period of time the fair value has been below the carrying amount or cost basis of investment, financial condition and prospects of each investee, and other relevant factors.

Investments in associated companies, cost method investments and available-for-sale securities are reduced to fair value by a charge to earnings when impairment is considered to be other than temporary. Impairment is measured based on the amount by which the carrying amount or cost basis of the investment exceeds its fair value. Fair value is determined based on quoted market prices, discounted cash flows or other valuation techniques as appropriate.

(k) Allowance for Doubtful Receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful trade receivables and advances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(l) Income Taxes (See Note 10)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the change in tax rate is enacted.

The Company accounts for uncertainty in tax positions in accordance with the provisions of ASC 740, “Income Taxes.” The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in “Provision for income taxes—Current” in the consolidated statements of operations.

(m) Advertising (See Note 16)

Advertising costs are expensed as incurred.

(n) Net Income (Loss) per Share (See Note 11)

The Company accounts for net income (loss) per share in accordance with the provisions of ASC 260, “Earnings Per Share.” This Codification Section establishes standards for computing net income (loss) per share and requires dual presentation of basic and diluted net income (loss) per share on the face of the statements of operations for all entities with complex capital structures.

Under the provisions of ASC 260, basic net income (loss) per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income (loss) per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(o) Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(p) Derivative Financial Instruments (See Notes 14 and 17)

Derivative financial instruments utilized by the Company are comprised principally of foreign exchange contracts, cross currency swaps and commodity futures used to hedge currency risk and commodity price risk.

The Company accounts for derivative instruments in accordance with the provisions of ASC 815, “Derivatives and Hedging.” On the date the derivative contract is entered into, the Company ordinarily designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on a quarterly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.

(q) Impairment of Long-Lived Assets (See Note 6)

The Company accounts for impairment or disposition of long-lived assets in accordance with the provisions of ASC 360, “Property, Plant, and Equipment.” In accordance with the provisions of ASC 360, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value.

(r) Restructuring Charges (See Note 15)

The Company accounts for costs associated with exit or disposal activities in accordance with the provisions of ASC 420, “Exit or Disposal Cost Obligations.” Pursuant to the provisions of ASC 420, liabilities for restructuring costs are recognized when the liability is incurred, which may be subsequent to the date when the Company has committed to a restructuring plan.

(s) Segment Information (See Note 20)

The Company accounts for segment information in accordance with the provisions of ASC 280, “Segment Reporting.” Pursuant to the provisions of ASC 280, the segments are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

(t) Fair Value Measurements (See Note 18)

The provisions of ASC 820, “Fair Value Measurements and Disclosures,” define fair value and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1	—	Quoted prices (unadjusted) in active markets for identical assets.
Level 2	—

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	—	Unobservable inputs for the asset or liability.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible.

The Company maintains policies and procedures to value assets and liabilities using the best and most relevant data available. With regards to Level 3 valuations, the Company performs a variety of procedures to assess the reasonableness of the valuations quarterly or annually. These reviews are performed by the accounting section and approved by the President and the Chief Financial Officer of the Company. This detailed review may include the use of a third-party valuation firm.

(u) Retirement and Severance Benefits (See Note 9)

The Company accounts for the defined benefit pension plans and the lump-sum payment plans in accordance with the provisions of ASC 715, “Compensation-Retirement Benefits.” In accordance with the provisions, funded status of defined benefit pension plans (that is the balance of plan assets less benefit obligations) is recognized on the consolidated balance sheets and pension liability adjustments, net of tax, are recorded in the “Accumulated other comprehensive income (loss).”

Actuarial net gains and losses in excess of the corridor (10% of benefit obligations or fair value of plan assets, whichever is greater) are amortized over the average remaining service period of employees, except for the plan described as follows.

The Company and certain domestic subsidiaries made a transition from the defined benefit pension plan to a defined contribution pension plan, effective after the date of transition with respect to employees’ future service. Actuarial net gains and losses related to the defined benefit pension plan that are maintained for employees’ past service in excess of the corridor are amortized over the average remaining life expectancy of plan participants.

(v) Stock-Based Compensation (See Note 22)

The Company accounts for stock-based compensation in accordance with the provisions of ASC 718, “Compensation—Stock Compensation.” The provisions of ASC 718, address accounting and disclosure requirements with measurement of the cost of employee service using a fair-value-based method of accounting for stock-based employee compensation plans.

(w) Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are used in the valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, impairment of goodwill, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans and assets acquired and liabilities assumed in business combinations.

(x) Subsequent Events

Management evaluated the subsequent events through June 26, 2015, the issuance date of the Company’s consolidated financial statements.

(y) Adoption of New Accounting Standards

On April 1, 2014, the Company adopted Accounting Standards Update (ASU) 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” ASU 2013-05, which amends ASC 830, “Foreign Currency Matters,” requires a cumulative translation adjustment, to be released into net income when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. The adoption of ASU 2013-05 did not have a material effect on the Company’s consolidated financial statements.

On April 1, 2014, the Company adopted ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 requires an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. The adoption of ASU 2013-11 did not have a material effect on the Company’s consolidated financial statements.

(2) Inventories

Inventories as of March 31, 2015 and 2014 are summarized as follows:

	Yen (millions)
	March 31,
	2015	2014
Finished goods	473,640	449,820
Work in process	121,183	128,323
Raw materials	167,847	172,538

	762,670	750,681

(3) Investments in and Advances to, and Transactions with Associated Companies

The most significant associated companies among Panasonic Group are Sumitomo Mitsui Trust Panasonic Finance Co., Ltd. (SMTPFC), Panasonic Healthcare Holdings Co., Ltd. (PHCHD) and Socionext Inc. As of March 31, 2015, the Company has 15.1% of the voting rights in SMTPFC, 20.0% of the voting rights in PHCHD and 20.0% of the voting rights in Socionext Inc. The Company applies the equity method to account for its investments in SMTPFC as the Company holds significant influence over operating and financial policies of SMTPFC.

On March 31, 2014, Panasonic acquired 20.0% of the voting rights in PHCHD, a company affiliated with investment funds managed by Kohlberg Kravis Roberts & Co. L.P., making PHCHD an associated company accounted for under the equity method. In addition, on the same date, Panasonic sold all of the shares of Panasonic Healthcare Co., Ltd. (PHC), a consolidated subsidiary of Panasonic which manufactures and sells healthcare devices, to PHCHD, which resulted in a gain of 78,699 million yen in other income for the year ended March 31, 2014. By owning 20.0% of the voting rights in PHCHD, Panasonic will fulfill its responsibilities to its customers to a certain extent in respect of a business which is conducted under the brand name of Panasonic.

Certain financial information in respect of associated companies in aggregate as of March 31, 2015 and 2014, and for the years ended March 31, 2015, 2014 and 2013 is as follows:

	Yen (millions)
	2015	2014
Current assets	1,392,490	1,291,814
Other assets	417,394	372,151

	1,809,884	1,663,965

Current liabilities	680,040	668,126
Other liabilities	542,026	494,400

Net assets	587,818	501,439

Company’s equity in net assets	167,878	145,115

	Yen (millions)
	2015	2014	2013
Net sales	861,995	828,452	856,307
Gross profit	208,378	186,299	172,443
Net income	41,891	26,031	25,521

Purchases and dividends received from associated companies for the years ended March 31, 2015, 2014 and 2013 are as follows:

	Yen (millions)
	2015	2014	2013
Purchases	202,318	124,581	105,923
Dividends received	3,136	3,229	3,418

Retained earnings include undistributed earnings of associated companies in the amount of 53,100 million yen and 49,166 million yen as of March 31, 2015 and 2014, respectively.

Investments in associated companies include marketable equity securities which have quoted market values as of March 31, 2015 and 2014 and its comparison with the related carrying amounts is as follows:

	Yen (millions)
	2015	2014
Carrying amount	3,635	24,293
Market value	5,604	37,992

(4) Investments in Securities

The Company classifies its existing marketable equity securities, other than investments in associated companies, and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains and gross unrealized holding losses of availanullble-for-sale securities included in other investments and advances as of March 31, 2015 and 2014 are as follows:

	Yen (millions)
	2015
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Noncurrent:
Equity securities	21,753	74,556	52,805	2
Corporate and government bonds	2,355	2,371	16	—
Other debt securities	2	2	—	—

	24,110	76,929	52,821	2

	Yen (millions)
	2014
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Noncurrent:
Equity securities	18,825	63,101	44,283	7
Corporate and government bonds	1,674	1,694	20	—
Other debt securities	16	16	—	—

	20,515	64,811	44,303	7

Maturities of investments in available-for-sale securities as of March 31, 2015 and 2014 are as follows:

	Yen (millions)
	2015		2014
	Cost	Fair value	Cost	Fair value
Due after one year through five years	2,357	2,373	1,377	1,381
Due after five years through ten years	—	—	313	329
Equity securities	21,753	74,556	18,825	63,101

	24,110	76,929	20,515	64,811

Proceeds from sale of available-for-sale securities for the years ended March 31, 2015, 2014 and 2013 were 11,185 million yen, 45,376 million yen and 144,139 million yen, respectively. The gross realized gains on sale of available-for-sale securities for the years ended March 31, 2015, 2014 and 2013 were 1,561 million yen, 23,734 million yen and 32,440 million yen, respectively. Gross realized losses for the years ended March 31, 2015, 2014 and 2013 were 5 million yen, zero and 2,734 million yen, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2015 and 2014, the Company did not incur a write-down for other-than-temporary impairment of available-for-sale securities. During the year ended March 31, 2013, the Company incurred a write-down of 4,000 million yen, for other-than-temporary impairment of available-for-sale securities, mainly reflecting the aggravated market condition of certain industries in Japan. The write-down is included in other deductions in the consolidated statements of operations.

Gross unrealized holding losses on investments in available-for-sale securities and the fair value of the related investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2015 and 2014 are as follows:

	Yen (millions)
	2015
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	491	2	—	—	491	2

	491	2	—	—	491	2

	Yen (millions)
	2014
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	89	7	—	—	89	7

	89	7	—	—	89	7

The gross unrealized loss position has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. The Company did not have investment securities that had been in a continuous loss position for twelve months or more as of March 31, 2015 and 2014.

The carrying amounts of the Company’s cost method investments totaled 21,877 million yen and 20,677 million yen as of March 31, 2015 and 2014, respectively. For substantially all such investments, the Company did not evaluate for impairment losses, as there were no significant events or changes that might have affected the fair value of investments were observed. A part of such investments was considered other-than-temporarily impaired and the Company recorded a write-down of 1,023 million yen, 142 million yen and 17 million yen for the years ended March 31, 2015, 2014 and 2013, respectively.

(5) Leases

The Company has capital and operating leases for certain land, buildings, machinery and equipment, and finite-lived intangible assets with SMTPFC and other third parties.

During the years ended March 31, 2015 and 2014, proceeds from sale of assets subject to subsequent lease-back were not material to the Company. During the years ended March 31, 2013, the Company sold and leased back certain land, buildings, and machinery and equipment for 68,071 million yen. The base lease term ranges up to ten years. The resulting leases are being accounted for as operating leases or capital leases.

The Company has options to purchase certain leased assets, mainly leased machinery and equipment, or to terminate the leases and guarantee a specified value of the leased assets, subject to certain conditions, during or at the end of the lease term. With respect to leased land and buildings, there are no future commitments, obligations, provisions, or circumstances that require or result in the Company’s continuing involvement.

As of March 31, 2015 and 2014, the gross book value of land, buildings, machinery and equipment, and finite-lived intangible assets under capital leases, including the above-mentioned sale-leaseback transactions was 35,488 million yen and 32,257 million yen, and the related accumulated amortization recorded was 15,063 million yen and 12,878 million yen, respectively.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were 39,331 million yen, 41,536 million yen and 41,297 million yen for the years ended March 31, 2015, 2014 and 2013, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases as of March 31, 2015 are as follows:

	Yen (millions)
Year ending March 31	Capital leases	Operating leases
2016	9,665	31,013
2017	9,094	16,303
2018	8,425	6,758
2019	7,787	5,413
2020	5,695	4,436
Thereafter	2,079	12,325

Total minimum lease payments	42,745	76,248

Less amount representing interest	2,566

Present value of net minimum lease payments	40,179
Less current portion	8,857

Long-term capital lease obligations	31,322

(6) Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets or related asset group will be sufficient to recover the remaining recorded asset values. Impairment losses are not charged to segment profit. Impairment losses by segment for the years ended March 31 2015, 2014 and 2013 are as follows:

	Yen (millions)
	2015	2014	2013
Appliances	3,801	6,681	6
Eco Solutions	5,275	7,117	76,995
AVC Networks	3,876	25,563	5,984
Automotive & Industrial Systems	22,556	56,632	50,722
Other	4,364	6,424	3,010
Assets which are not allocated to any operating segments	160	1,346	1,421

Consolidated total	40,032	103,763	138,138

The Company recorded impairment losses of 22,556 million yen for the year ended March 31, 2015 for certain machinery of manufacturing facilities and other assets related to certain device businesses in “Automotive & Industrial Systems” segment. As a result of downturn in profitability due to decline in demand, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of machinery was mainly determined through an appraisal based on the repurchase cost.

The Company recorded impairment losses for the year ended March 31, 2014 for certain machinery related to domestic flat TV manufacturing facilities in “AVC Networks” segment and “Automotive & Industrial Systems” segment. As a result of continuous substantial decline of product prices, the Company estimated that the carrying amounts would not be recoverable through future cash flows based on of the Company’s mid-term financial forecast of the business. The fair value was mainly determined through an appraisal based on the repurchase cost.

The Company recorded impairment losses for the year ended March 31, 2014 for certain machinery of domestic and foreign manufacturing facilities related to the resin-based multi-layer printed circuit board business, and thin and high density interposer business among the printed circuit board business in “Automotive & Industrial Systems” segment. As a result of the decision to discontinue these businesses, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of machinery was mainly determined through an appraisal based on the repurchase cost.

The Company recorded impairment losses for the year ended March 31, 2014 for certain land, buildings, and machinery related to domestic and foreign semiconductor business in “Automotive & Industrial Systems” segment. As a result of the decline in market demand and per unit selling price, the Company estimated that the carrying amounts would not be recoverable through future cash flows through the business restructuring activities. The fair value was mainly determined through an appraisal based on the repurchase cost.

The Company classified certain buildings and other assets related to a domestic flat TV manufacturing plant as assets held for sale in accordance with the provision of ASC 360. These assets are included in other current assets in the consolidated balance sheet as of March 31, 2014. Furthermore, the Company recognized a loss of 31,412 million yen regarding these assets as the carrying amount was higher than fair value less cost to sell. This loss is included in other deductions in the consolidated statement of operations for the year ended March 31, 2014.

The Company recorded impairment losses for the year ended March 31, 2013 for certain machinery and finite-lived intangible assets, such as patents and know-how and trademark, related to solar battery business in “Eco Solutions” segment. 73,894 million yen of impairment losses related to finite-lived intangible assets. As a result of the continuous substantial decline of product prices, the Company revised its strategies for sales and investment and estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of finite-lived intangible assets was mainly determined based on the excess earnings method and the relief-from-royalty method. The fair value of machinery was determined through an appraisal based on the repurchase cost.

The Company recorded impairment losses for the year ended March 31, 2013 for certain land, buildings, machinery and finite-lived intangible assets, such as patents and know-how, related to consumer lithium-ion battery business in “Automotive & Industrial Systems” segment. 13,658 million yen of impairment losses were related to finite-lived intangible assets. As a result of the continuous substantial decline of product prices, the Company revised its strategies for sales and investment and estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of finite-lived intangible assets was mainly determined based on the excess earnings method and the relief-from-royalty method. The fair value of land, buildings and machinery was determined through an appraisal based on the repurchase cost.

The Company classified certain buildings related to a domestic flat TV manufacturing plant as assets held for sale in accordance with the provisions of ASC 360. These assets are included in other current assets in the consolidated balance sheet as of March 31, 2013. Furthermore, the Company recognized a loss of 39,874 million yen regarding these assets as the carrying amount was higher than fair value less cost to sell. This loss is included in other deductions in the consolidated statement of operations for the year ended March 31, 2013.

(7) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by segment for the years ended March 31, 2015 and 2014 are as follows:

	Yen (millions)
	Appliances	Eco Solutions	AVC Networks	Automotive & Industrial Systems	Other	Total
Balance as of March 31, 2013:
Goodwill	40,951	183,582	254,537	459,669	58,482	997,221
Accumulated impairment losses	(3,745)	(72,197)	(168,356)	(240,777)	—	(485,075)

	37,206	111,385	86,181	218,892	58,482	512,146

Goodwill acquired during the year	—	23,145	—	—	—	23,145
Goodwill impaired during the year	—	—	—	(8,069)	—	(8,069)
Goodwill disposed of during the year	—	—	—	—	(54,200)	(54,200)
Translation adjustments	—	355	—	—	—	355

Balance as of March 31, 2014:
Goodwill	40,951	207,082	254,537	459,669	4,282	966,521
Accumulated impairment losses	(3,745)	(72,197)	(168,356)	(248,846)	—	(493,144)

	37,206	134,885	86,181	210,823	4,282	473,377

Goodwill acquired during the year	—	22	5,181	—	—	5,203
Goodwill impaired during the year	—	—	(8,415)	(7,586)	—	(16,001)
Goodwill disposed of during the year and others	2,171	—	(3,499)	(3,214)	(3,204)	(7,746)
Translation adjustments	—	2,270	—	—	—	2,270

Balance as of March 31, 2015:
Goodwill	43,122	209,374	256,219	456,455	1,078	966,248
Accumulated impairment losses	(3,745)	(72,197)	(176,771)	(256,432)	—	(509,145)

	39,377	137,177	79,448	200,023	1,078	457,103

The carrying amount of goodwill by segment shown above is the total amount of goodwill allocated to reporting units for impairment test by segment and the allocation does not agree with that used for internal management purposes.

The Company recorded impairment losses of 8,415 million yen for the year ended March 31, 2015 related to goodwill of certain businesses in “AVC Networks” segments. The Company also recorded impairment losses of 7,586 million yen for the year ended March 31, 2015 related to goodwill of certain device business in “Automotive & Industrial Systems” segments. These impairments were due to a downturn in profitability of each business and the fair value was determined mainly based on the discounted cash flow method.

Goodwill related to “Other” segment decreased mainly as a result of disposition of the healthcare business in the year ended March 31, 2014.

The Company recorded impairment losses of 72,197 million yen for the year ended March 31, 2013 related to goodwill of solar battery business in “Eco Solutions” segment. This impairment was due to the continuous substantial decline of product prices and reversal of strategies for sales and investments which resulted in a decrease in the estimated fair value of the reporting unit. The fair value was determined based on the combination of discounted cash flow method, guideline public company method and guideline transaction method.

The Company recorded impairment losses of 91,007 million yen for the year ended March 31, 2013 related to goodwill of mobile phone business in “AVC Networks” segment. This impairment was due to the decline in market share in Japan and the revision of the overseas development strategy which resulted in a decrease in the estimated fair value of the reporting unit. The fair value was determined based on the combination of discounted cash flow method, guideline public company method and guideline transaction method.

The Company recorded impairment losses of 74,574 million yen for the year ended March 31, 2013 related to goodwill of consumer lithium-ion battery business in “Automotive & Industrial Systems” segment. This impairment was due to the continuous substantial decline of product prices and reversal of strategies for sales and investment which resulted in a decrease in the estimated fair value of the reporting unit. The fair value was determined based on the combination of discounted cash flow method, guideline public company method and guideline transaction method.

The Company recorded impairment losses of 12,805 million yen for the year ended March 31, 2013 related to certain businesses in “Automotive & Industrial Systems” segment. These impairments were due to a downturn in profitability and the fair values were mainly determined based on the combination of discounted cash flow method and guideline public company method.

Intangible assets, excluding goodwill, as of March 31, 2015 and 2014 are as follows:

	Yen (millions)
	2015		2014
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Finite-lived intangible assets:
Patents and know-how	143,464	90,107	171,320	99,091
Software	340,844	287,781	320,435	266,967
Other	94,270	40,730	100,798	37,021

	578,578	418,618	592,553	403,079

	Yen (millions)
	2015	2014
Indefinite-lived intangible assets	12,938	14,117

Aggregate amortization expense for finite-lived intangible assets for the years ended March 31, 2015, 2014 and 2013 was 44,129 million yen, 51,994 million yen and 61,373 million yen, respectively. Estimated amortization expense for the next five years is as follows:

Year ending March 31	Yen (millions)
2016	34,181
2017	27,994
2018	21,802
2019	14,838
2020	9,493

There were no impairment losses of indefinite-lived intangible assets for the years ended March 31, 2015, 2014 and 2013. Impairment losses of finite-lived intangible assets are included in impairment losses of long-lived assets discussed in Note 6.

(8) Long-term Debt and Short-term Borrowings

Long-term debt as of March 31, 2015 and 2014 is set forth below:

	Yen (millions)
	2015	2014
Unsecured Straight bond, due 2014, interest 2.02% *1	—	31,769
Unsecured Straight bond, due 2015, interest 1.66% *2	40,000	39,999
Unsecured Straight bond, due 2016, interest 0.752%	200,000	200,000
Unsecured Straight bond, due 2018, interest 1.081%	150,000	150,000
Unsecured Straight bond, due 2019, interest 2.05%	100,000	100,000
Unsecured Straight bond, due 2019, interest 1.593% *2	30,000	30,000
Unsecured Straight bond, due 2020, interest 0.387%	220,000	—
Unsecured Straight bond, due 2022, interest 0.568%	80,000	—
Unsecured Straight bond, due 2025, interest 0.934%	100,000	—
Unsecured bank loans, due 2014 - 2016, effective interest 4.6% for the year ended March 31, 2015 and 4.0% for the year ended March 31, 2014	1,236	1,821
Secured bank loans by subsidiaries, due 2015 - 2020, effective interest 1.68% for the year ended March 31, 2015 and 1.76% for the year ended March 31, 2014	614	825
Capital lease obligations	40,179	44,541

	962,029	598,955
Less current portion	249,644	41,581

	712,385	557,374

*1	Bond originally issued by SANYO Electric Co., Ltd. (SANYO) was transferred to the Company during the year ended March 31, 2012.
*2	Bonds originally issued by Panasonic Electric Works Co., Ltd. (PEW) were transferred to the Company during the year ended March 31, 2012.

The aggregate annual maturities of long-term debt after March 31, 2015 are as follows:

Year ending March 31	Yen (millions)
2016	249,644
2017	9,154
2018	158,127
2019	107,605
2020	255,521
2021 and thereafter	181,978

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, when the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank. As of March 31, 2015 and 2014, loans subject to such general agreements amounted to 614 million yen and 825 million yen, respectively.

Each of the loan agreements grants the lender the right to request additional security or mortgages on certain assets. As of March 31, 2015 and 2014, investments and advances with a book value of 1,531 million yen and 1,754 million yen, respectively, were pledged as collateral by subsidiaries for secured loans from banks.

The weighted-average interest rate on short-term debt outstanding as of March 31, 2015 and 2014 was 8.3% and 7.6%, respectively.

(9) Retirement and Severance Benefits

The Company and certain subsidiaries have contributory, funded benefit pension plans covering substantially all employees who meet eligibility requirements. Benefits under the plans are primarily based on the combination of years of service and compensation.

In addition to the plans described above, upon retirement or termination of employment for reasons other than dismissal, employees are entitled to lump-sum payments based on the current rate of pay and length of service. If the termination is involuntary or caused by death, the severance payment is greater than in the case of voluntary termination. The lump-sum payment plans are not funded.

Effective April 1, 2002, the Company and some of the subsidiaries amended their benefit pension plans by introducing a “point-based benefits system,” and changing their lump-sum payment plans to cash balance pension plans. Under the point-based benefits system, benefits are calculated based on accumulated points allocated to employees each year according to their job classification and years of service. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current rate of pay and market-related interest rate.

Effective July 1, 2013, the Company and certain domestic subsidiaries decided to make a transition from the defined benefit pension plan to a defined contribution pension plan with respect to employees’ future service. Under the provision of ASC 715, upon this transition, any decrease in projected benefit obligations (PBO) due to plan amendments in the past remaining in pension liability adjustments under accumulated other comprehensive income (loss) is required to be immediately recognized in earnings. Accordingly, the Company recognized a curtailment gain of 79,762 million yen in other income in the consolidated statement of operations for the year ended March 31, 2014.

Reconciliations of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets as of March 31, 2015 and 2014 are as follows:

	Yen (millions)
	2015	2014
Change in benefit obligations:
Benefit obligations at beginning of year	2,330,507	2,461,033
Service cost	16,553	26,570
Interest cost	38,164	40,103
Prior service benefit	(3,519)	644
Actuarial loss (gain)	91,068	(32,151)
Benefits paid	(126,088)	(120,589)
Effect of sale of consolidated subsidiaries	(7,870)	(41,389)
Foreign currency translation	11,652	16,859
Curtailments, settlements and other	(6,062)	(20,573)

Benefit obligations at end of year	2,344,405	2,330,507

Change in plan assets:
Fair value of plan assets at beginning of year	1,907,726	1,842,631
Actual return on plan assets	187,308	107,350
Employer contributions	57,987	97,170
Benefits paid	(120,239)	(112,922)
Effect of sale of consolidated subsidiaries	(5,348)	(35,198)
Foreign currency translation	8,044	13,356
Curtailments, settlements and other	(4,989)	(4,661)

Fair value of plan assets at end of year	2,030,489	1,907,726

Funded status	(313,916)	(422,781)

The accumulated benefit obligation for the pension plans was 2,294,738 million yen and 2,267,561 million yen as of March 31, 2015 and 2014, respectively.

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets as of March 31, 2015 and 2014 are as follows:

	Yen (millions)
	2015	2014
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	2,183,899	2,173,332
Fair value of plan assets	1,848,497	1,739,314
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	2,147,556	2,125,670
Fair value of plan assets	1,848,497	1,739,314

Accounts recognized in the consolidated balance sheets as of March 31, 2015 and 2014 consist of:

	Yen (millions)
	2015	2014
Other assets	21,486	11,237
Other current liabilities	(2,741)	(3,317)
Retirement and severance benefits	(332,661)	(430,701)

	(313,916)	(422,781)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2015 and 2014 consist of:

	Yen (millions)
	2015	2014
Prior service benefit	(13,946)	(14,551)
Actuarial loss	420,583	489,951

	406,637	475,400

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the years ended March 31, 2015, 2014 and 2013 consists of the following components:

	Yen (millions)
	2015	2014	2013
Service cost—benefits earned during the year	16,553	26,570	55,123
Interest cost on projected benefit obligation	38,164	40,103	51,621
Expected return on plan assets	(53,104)	(50,593)	(53,764)
Amortization of prior service benefit	(4,124)	(4,520)	(22,458)
Recognized actuarial loss	16,836	21,341	30,335
Losses (gains) on curtailments and settlements	8,323	(77,938)	2,209

Net periodic benefit cost	22,648	(45,037)	63,066

The estimated prior service benefit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost for the year ending March 31, 2016 are gains of 4,396 million yen and losses of 23,114 million yen, respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2015 and 2014 are as follows:

	2015	2014
Discount rate	1.3%	1.6%
Rate of compensation increase	4.0%	2.8%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Discount rate	1.6%	1.6%	2.2%
Expected return on plan assets	2.7%	2.7%	3.1%
Rate of compensation increase	2.8%	1.7%	1.8%

The expected return on plan assets is determined based on the portfolio as a whole and not on the sum of the returns on individual asset categories, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns.

Each plan of the Company has a different investment policy, which is designed to ensure sufficient plan assets are available to provide future payments of pension benefits to the eligible plan participants and is individually monitored for compliance and appropriateness on an on-going basis. Considering the expected long-term rate of return on plan assets, each plan of the Company establishes a “basic” portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the “basic” portfolio in order to generate a total return that will satisfy the expected return on a mid-term to long-term basis. The Company evaluates the difference between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the “basic” portfolio. The Company revises the “basic” portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

The Company’s pension plan assets allocation is approximately 25% for equity securities, approximately 50% for debt securities, and approximately 25% for other investments, primarily in life insurance company general accounts.

For the Company’s major defined benefit pension plans, equity investments are mainly investments in listed equity securities, broadly in Japanese equity, developed international equity and emerging markets. The investments in debt securities are comprised primarily of government, municipal, and corporate bonds. The Company mainly chooses debt securities with rating above BBB, high liquidity and appropriate repayment, and has appropriately diversified the investments by sector and geography. As for investments in life insurance company general accounts, the contracts with the insurance companies include a guaranteed interest rate and return of capital. Other investments include fund-of-funds investment, equity long/short hedge funds investment and private equity investment. Fund-of-funds investment and equity long/short hedge funds investment are primarily invested in listed equity securities with trading frequency and a stable return, while private equity investment is diversified products with low correlation.

The fair values of the Company’s pension plan assets as of March 31, 2015, by asset category are as follows:

	Yen (millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	97,301	—	—	97,301
Equity securities:
Japanese companies	23,513	—	—	23,513
Foreign companies	59,391	—	—	59,391
Commingled funds (a)	—	425,552	—	425,552
Debt securities:
Government and Municipal bonds	56,651	—	—	56,651
Corporate bonds	—	14,212	—	14,212
Commingled funds (b)	—	916,009	—	916,009
Life insurance company general accounts	—	310,894	—	310,894
Other (c)	—	116,949	10,017	126,966

Total	236,856	1,783,616	10,017	2,030,489

The fair values of the Company’s pension plan assets as of March 31, 2014, by asset category are as follows:

	Yen (millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	92,408	—	—	92,408
Equity securities:
Japanese companies	40,800	—	—	40,800
Foreign companies	56,650	—	—	56,650
Commingled funds (a)	—	360,772	—	360,772
Debt securities:
Government and Municipal bonds	67,857	—	—	67,857
Corporate bonds	—	10,611	—	10,611
Commingled funds (b)	—	866,270	—	866,270
Life insurance company general accounts	—	274,639	—	274,639
Other (c)	—	121,521	16,198	137,719

Total	257,715	1,633,813	16,198	1,907,726

(a)	These funds invest mainly in listed equity securities, approximately 60% Japanese companies and 40% foreign companies.
(b)	These funds primarily invest in Japanese government bonds and foreign government bonds.
(c)	Other investments primarily include fund-of-funds investment, equity long/short hedge funds investment, private equity investment and collateralized loan obligation investment.

The three levels of the fair value hierarchy are discussed in Note 18.

Level 1 assets are comprised principally of equity securities and government and municipal bonds, which are valued using unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 assets are comprised principally of commingled funds, which are valued at their net asset values that are calculated by the fund and have daily liquidity, corporate bonds, which are valued based on quoted prices for identical assets in markets that are not active, and life insurance company general accounts, which are valued at conversion value. Fund-of-funds investment and hedge funds investment that use equity long/short strategies, which primarily invest in listed equity securities and debt securities, are valued based on net asset value.

Level 3 assets are comprised principally of collateralized loan obligation investment and private equity investment, which are valued based on prices and other relevant information such as similar market transactions and latest financial information available.

A reconciliation of the beginning and ending balances of level 3 assets as of March 31, 2015 and 2014 is as follows:

	Yen (millions)
	Collateralized loan obligation	Private equity	Total
Balance as of April 1, 2013	7,374	11,392	18,766
Realized gains (losses)	2,350	111	2,461
Unrealized gains (losses) relating to assets held	(491)	(96)	(587)
Purchases, sales, issuances and settlements, net	(1,438)	(2,033)	(3,471)
Transfers out of Level 3	(863)	(108)	(971)

Balance as of March 31, 2014	6,932	9,266	16,198

Realized gains (losses)	(2,286)	962	(1,324)
Unrealized gains (losses) relating to assets held	2,472	190	2,662
Purchases, sales, issuances and settlements, net	(6,522)	(614)	(7,136)
Transfers out of Level 3	(111)	(272)	(383)

Balance as of March 31, 2015	485	9,532	10,017

The Company expects to contribute 37,276 million yen to its defined benefit plans for the year ending March 31, 2016.

The benefits expected to be paid from the defined pension plans for each of the years ending March 31, 2016 through 2020 are 119,107 million yen, 116,608 million yen, 118,896 million yen, 120,325 million yen and 119,483 million yen, respectively. The aggregate benefits expected to be paid in the five year period for the years ending March 31, 2021 through 2025 are 606,524 million yen. The expected benefits to be paid are based on the same assumptions used to measure the Company’s benefit obligation as of March 31, 2015 including estimated future employee service.

The amount of cost recognized for the Company’s and certain subsidiaries’ contributions to the defined contribution plans for the years ended March 31, 2015 and 2014 were 29,478 million yen and 23,450 million yen, respectively.

(10) Income Taxes

Income (loss) before income taxes and income taxes for the years ended March 31, 2015, 2014 and 2013 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the year ended March 31, 2015
Income before income taxes	2,795	179,661	182,456
Income taxes:
Current	30,494	75,613	106,107
Deferred	(109,174)	1,086	(108,088)

Total income taxes	(78,680)	76,699	(1,981)

For the year ended March 31, 2014
Income before income taxes	56,792	149,433	206,225
Income taxes:
Current	35,305	57,512	92,817
Deferred	2,998	(6,150)	(3,152)

Total income taxes	38,303	51,362	89,665

For the year ended March 31, 2013
Income (loss) before income taxes	(450,544)	52,158	(398,386)
Income taxes:
Current	29,970	36,562	66,532
Deferred	311,882	6,259	318,141

Total income taxes	341,852	42,821	384,673

The Company and its subsidiaries in Japan are subject to a National corporate tax of 25.50%, an Inhabitant tax of approximately 20.1% (applied to a National corporate tax) varying by local jurisdiction, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 35.4% for the year ended March 31, 2015.

The Company and its subsidiaries in Japan are subject to a National corporate tax of 28.05%, an Inhabitant tax of approximately 20.2% (applied to a National corporate tax) varying by local jurisdiction, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 37.8% for the years ended March 31, 2014 and 2013.

The effective tax rates for the years ended March 31, 2015, 2014 and 2013 differ from the combined statutory tax rates for the following reasons:

	2015	2014	2013
Combined statutory tax rate	35.4%	37.8%	(37.8)%
Lower tax rates of overseas subsidiaries	(11.7)	(9.1)	(0.8)
Expenses not deductible for tax purposes	2.8	1.3	0.6
Change in valuation allowance allocated to income tax expenses :
—Foreign tax credit carryforwards	8.2	5.7	3.5
—Change in judgement and others	(57.1)	7.1	106.3
Tax effects on outside basis difference in subsidiaries	4.1	(1.8)	(0.6)
Goodwill impairment	5.3	1.5	23.8
Effect of enacted changes in Japanese tax laws and rates	13.3	—	—
Other	(1.4)	1.0	1.6

Effective tax rate	(1.1)%	43.5%	96.6%

During the year ended March 31, 2015, changes in Japanese corporate tax law and statutory tax rates to be applied to taxable income from the following years were enacted in Japan, where the statutory tax rate will be reduced to 32.1%, as well as net operating loss deduction limit will be reduced from the current 80% to 50% of taxable income both in two steps by 2018. Income taxes for the year ended March 31, 2015 included the effect to deferred tax assets and liabilities which resulted from the change of the aforementioned tax rates and a reduction in the net operating loss deduction limit for net operating loss.

During the year ended March 31, 2012, changes in Japanese corporate tax law and statutory tax rates to be applied to taxable income from the following years in two steps were enacted in Japan. During the year ended March 31, 2014, Japanese corporate tax law which changed the applicable fiscal year of the second reductions in rates was enacted. Income taxes for the year ended March 31, 2014 included the effect to deferred tax assets and liabilities which resulted from the change of the aforementioned tax rates. This effect resulted in an expense which was not material to the Company.

Included in provision for income taxes for the year ended March 31, 2015 was an income tax benefit associated with decreases in valuation allowance on deferred tax assets of 130,159 million yen in Panasonic Corporation. This change in the judgment is primarily a result of new positive evidence based on the improvement in its profitability in recent years and expectations for future years, reflecting the Company’s successful implementation of business restructurings, eliminating a number of unprofitable businesses and shifting its resources to key target areas and markets with future growth potential. The Company’s conclusion that it is more likely than not that 130,159 million of gross deferred tax assets net of valuation allowance will be realized is based, among other things, on management’s estimate of future taxable income, which is based on internal projections that consider historical performance, multiple internal scenarios and assumptions, as well as external data that management believes is reasonable. If events are identified that affect the Company’s ability to utilize its deferred tax assets, the analysis will be updated to determine if any adjustments to the valuation allowance are required. If actual results differ significantly from the current estimates of future taxable income, the deferred tax assets may need to be reduced in the near term. Conversely, better than expected results and continued positive results and trends could result in further reversal of the deferred tax valuation allowance. Adjustment to the beginning-of-the-year balance of valuation allowances as a result of change in judgment for Panasonic Corporation as well as for a certain domestic subsidiary for the year ended March 31, 2015 was 130,939 million yen.

The tax benefit of net operating loss carryforwards recognized for the years ended March 31, 2015, 2014 and 2013 were 21,824 million yen, 69,937 million yen and 29,779 million yen, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2015 and 2014 are presented below:

	Yen (millions)
	2015	2014
Deferred tax assets:
Inventory valuation	85,301	84,452
Expenses accrued for financial statement purposes but not currently included in taxable income	221,166	216,429
Property, plant and equipment	178,370	201,226
Retirement and severance benefits	117,877	156,401
Tax loss carryforwards	660,861	778,933
Other	140,509	143,947

Total gross deferred tax assets	1,404,084	1,581,388
Less valuation allowance	1,085,573	1,367,498

Net deferred tax assets	318,511	213,890

Deferred tax liabilities:
Net unrealized holding gains of available-for-sale securities	(15,728)	(14,385)
Intangible assets	(27,008)	(40,817)
Other	(38,607)	(44,010)

Total gross deferred tax liabilities	(81,343)	(99,212)

Net deferred tax assets	237,168	114,678

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances as of March 31, 2015 and 2014.

The net change in total valuation allowance for the years ended March 31, 2015, 2014 and 2013 was a decrease of 281,925 million yen, of which a decrease due to the expiration of tax loss carryfowards amounted to 79,878 million yen and change in tax rate and law amounted to 99,311 million yen, a decrease of 65,582 million yen, of which a decrease due to the expiration of tax loss carryfowards amounted to 95,412 million yen, and an increase of 403,255 million yen, respectively.

As of March 31, 2015, the Company had, for income tax purposes, net operating loss carryforwards of approximately 2,233,341 million yen, of which 2,081,792 million yen expire from the year ending March 31, 2016 through 2024 and the remaining balance will expire thereafter or do not expire. As of March 31, 2015, the Company had, for income tax purposes, tax credit carryforwards of approximately 37,785 million yen, which expire within the years ending March 31, 2016 through 2018.

Net deferred tax assets and liabilities as of March 31, 2015 and 2014 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2015	2014
Other current assets	142,603	88,052
Other assets	149,363	125,086
Other current liabilities	(3,871)	(9,067)
Other liabilities	(50,927)	(89,393)

Net deferred tax assets	237,168	114,678

The Company has not recognized a deferred tax liability for temporary differences associated with investments in foreign subsidiaries and foreign corporate joint ventures of 811,686 million yen as of March 31, 2015, because the related earnings are not planned to remit to the parent and are to be indefinitely reinvested. A deferred tax liability will be recognized when the Company no longer plans to indefinitely reinvest undistributed earnings, and current tax will be incurred upon distribution from or sale of subsidiaries. The calculation of related unrecognized deferred tax liability is not practicable.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended March 31, 2015, 2014 and 2013 is as follows:

	Yen (millions)
	2015	2014	2013
Balance at beginning of year	(14,618)	(15,126)	(15,311)
Increase related to prior year tax positions	(7,843)	(3,036)	(678)
Decrease related to prior year tax positions	1,744	2,081	3,529
Increase related to current year tax positions	(3,663)	(2,720)	(2,138)
Change in consolidated subsidiaries	—	3,390	—
Lapse of statute of limitations	2,888	—	—
Settlements	2,469	1,599	50
Translation adjustments	(1,298)	(806)	(578)

Balance at end of year	(20,321)	(14,618)	(15,126)

As of March 31, 2015, 2014 and 2013, the total amount of unrecognized tax benefits are 18,741 million yen, 13,527 million yen and 14,675 million yen, respectively, that if recognized, would reduce the effective tax rate. The Company has accrued interests and penalties related to unrecognized tax benefits and the amount of interest and penalties included in provision for income taxes and cumulative amount accrued were not material as of and for the years ended March 31, 2015, 2014 and 2013.

The Company files income tax returns in Japan and various foreign tax jurisdictions. There are a number of subsidiaries which operate within each of the Company’s major jurisdictions resulting in a range of open tax years. The open tax years for Panasonic Corporation are for the year ended March 31, 2014 and thereafter. The open tax years for the significant subsidiaries in the United States of America, which is the other major tax jurisdiction besides Japan, are for the year ended March 31, 2012 and thereafter.

(11) Net Income (Loss) Attributable to Panasonic Corporation Common Shareholders per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) attributable to Panasonic Corporation common shareholders per share computation for the years ended March 31, 2015, 2014 and 2013 are as follows:

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Net income (loss) attributable to Panasonic Corporation common shareholders	179,485	120,442	(754,250)

	Number of shares
	Year ended March 31,
	2015	2014	2013
Average common shares outstanding	2,311,472,371	2,311,618,296	2,311,683,353
Dilutive effect:
Stock options	139,101

Diluted common shares outstanding	2,311,611,472

	Yen
	Year ended March 31,
	2015	2014	2013
Net income (loss) attributable to Panasonic Corporation common shareholders per share:
Basic	77.65	52.10	(326.28)
Diluted	77.64	—	—

Diluted net income attributable to Panasonic Corporation common shareholders per share for the years ended March 31, 2014 and 2013 have been omitted because the Company did not have potentially dilutive common shares that were outstanding for the periods.

(12) Stockholders’ Equity

The Company may repurchase its common stock from the market pursuant to the Company Law of Japan. For the years ended March 31, 2015, 2014 and 2013, respectively, 298,329 shares, 108,780 shares and 57,369 shares were repurchased.

The Company sold 5,607 shares, 6,858 shares and 14,291 shares of its treasury stock for the years ended March 31, 2015, 2014 and 2013, respectively.

The Company Law of Japan provides that an amount equal to 10% of cash dividends be appropriated as a capital reserve or legal reserve until the aggregated amount of capital reserve and legal reserve equals 25% of stated capital. The capital reserve and legal reserve are not available for dividends but may be transferred to capital surplus or retained earnings or stated capital upon approval at the shareholders’ meeting.

Cash dividends and transfers to the legal reserve charged to retained earnings during the years ended March 31, 2015, 2014 and 2013 represent dividends paid out during the periods and related appropriation to the legal reserve. Cash dividends per share paid during the years ended March 31, 2015, 2014 and 2013 amounted to 16.00 yen, 5.00 yen and 5.00 yen, respectively. The accompanying consolidated financial statements do not include any provisions for the year-end dividend of 10.00 yen per share, totaling approximately 23,113 million yen in respect of the year ended March 31, 2015 approved by the board of directors in April 2015.

In accordance with the Company Law of Japan, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of 247,807 million yen as of March 31, 2015 were restricted as to the payment of cash dividends.

(13) Equity Transactions with Noncontrolling Interests

Net income (loss) attributable to Panasonic Corporation and transfers (to) from noncontrolling interests for the years ended March 31, 2015, 2014 and 2013 are as follows:

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Net income (loss) attributable to Panasonic Corporation common shareholders	179,485	120,442	(754,250)
Transfers (to) from noncontrolling interests:
Decrease in capital surplus for purchase of additional shares in consolidated subsidiaries	(125,610)	(1,185)	(6,844)

Total	(125,610)	(1,185)	(6,844)

Net income (loss) attributable to Panasonic Corporation and transfers (to) from noncontrolling interests	53,875	119,257	(761,094)

The Company purchased additional shares of Panasonic Plasma Display Co., Ltd. and other subsidiaries during the year ended March 31, 2015.

(14) Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the years ended March 31, 2015, 2014 and 2013 are as follows:

	Yen (millions)
	Translation adjustments	Unrealized holding gains (losses) of available- for-sale securities	Unrealized holding gains (losses) of derivative instruments	Pension liability adjustments	Total
Accumulated other comprehensive income (loss)—Balance as of April 1, 2012	(482,168)	13,283	(3,728)	(262,542)	(735,155)
Arising during the period:
Pre-tax amount	195,825	4,131	13,922	(72,417)	141,461
Income tax (expense) benefit	—	(1,508)	(2,900)	909	(3,499)

Net-of-tax amount	195,825	2,623	11,022	(71,508)	137,962

Reclassification adjustment for (gains) losses included in net income:
Pre-tax amount	2,462	(25,706)	(12,953)	10,605	(25,592)
Income tax (expense) benefit	—	9,667	1,086	(1,578)	9,175

Net-of-tax amount	2,462	(16,039)	(11,867)	9,027	(16,417)

Other comprehensive income (loss), net of tax	198,287	(13,416)	(845)	(62,481)	121,545
Other comprehensive income (loss) attributable to noncontrolling interests, net-of-tax amount	13,134	85	—	1,400	14,619

Accumulated other comprehensive income (loss)—Balance as of March 31, 2013	(297,015)	(218)	(4,573)	(326,423)	(628,229)
Arising during the period:
Pre-tax amount	139,689	45,347	(7,781)	113,379	290,634
Income tax (expense) benefit	—	(16,793)	501	(16,758)	(33,050)

Net-of-tax amount	139,689	28,554	(7,280)	96,621	257,584

Reclassification adjustment for (gains) losses included in net income:
Pre-tax amount	(3,056)	(35,937)	12,120	(61,117)	(87,990)
Income tax (expense) benefit	—	13,584	(540)	3,047	16,091

Net-of-tax amount	(3,056)	(22,353)	11,580	(58,070)	(71,899)

	Yen (millions)
	Translation adjustments	Unrealized holding gains (losses) of available- for-sale securities	Unrealized holding gains (losses) of derivative instruments	Pension liability adjustments	Total
Other comprehensive income (loss), net of tax	136,633	6,201	4,300	38,551	185,685
Other comprehensive income (loss) attributable to noncontrolling interests, net-of-tax amount	6,837	(44)	(36)	2,398	9,155

Accumulated other comprehensive income (loss)—Balance as of March 31, 2014	(167,219)	6,027	(237)	(290,270)	(451,699)
Arising during the period:
Pre-tax amount	190,233	12,952	9,614	47,728	260,527
Income tax (expense) benefit	—	(3,598)	(2,727)	(433)	(6,758)

Net-of-tax amount	190,233	9,354	6,887	47,295	253,769

Reclassification adjustment for (gains) losses included in net income:
Pre-tax amount	3,457	(1,554)	(5,567)	21,035	17,371
Income tax (expense) benefit	—	551	2,125	(303)	2,373

Net-of-tax amount	3,457	(1,003)	(3,442)	20,732	19,744

Other comprehensive income (loss), net of tax	193,690	8,351	3,445	68,027	273,513
Other comprehensive income (loss) attributable to noncontrolling interests, net-of-tax amount	14,613	93	73	286	15,065

Accumulated other comprehensive income (loss)—Balance as of March 31, 2015	11,858	14,285	3,135	(222,529)	(193,251)

Pre-tax amount of reclassification adjustment for (gains) losses included in net income (loss) in the table above is included in the following in the consolidated statement of operations.

Translation adjustments—Other income (deductions)

Unrealized holding gains (losses) of available-for-sale securities—Other income (deductions)

Unrealized holding gains (losses) of derivative instruments

Foreign exchange contract—Other income (deductions)

Commodity derivatives—Cost of sales

Pension liability adjustments—Net periodic pension cost (See Note 9)

Pre-tax amount of reclassification adjustment for (gains) losses included in net income (loss) relating to foreign exchange contract is 6,204 million yen, (9,732) million yen and 10,765 million yen, for the years ended March 31, 2015, 2014 and 2013, respectively. Pre-tax amount of reclassification adjustment for (gains) losses included in net income (loss) relating to commodity derivatives is (637) million yen, (2,388) million yen and 2,188 million yen, for the years ended March 31, 2015, 2014 and 2013, respectively.

A breakdown of arising during the period and reclassification adjustment for (gains) losses included in net income (loss) relating to pension liability adjustments for the years ended March 31, 2015, 2014 and 2013 are as follows:

	Yen (millions)
	2015
	Prior service benefit	Actuarial gain (loss)	Total
Arising during the period:
Pre-tax amount	3,519	44,209	47,728
Income tax (expense) benefit	—	(433)	(433)

Net-of-tax amount	3,519	43,776	47,295

Reclassification adjustment for (gains) losses included in net income (loss) :
Pre-tax amount	(4,124)	25,159	21,035
Income tax (expense) benefit	1,417	(1,720)	(303)

Net-of-tax amount	(2,707)	23,439	20,732

	Yen (millions)
	2014
	Prior service benefit	Actuarial gain (loss)	Total
Arising during the period:
Pre-tax amount	(644)	114,023	113,379
Income tax (expense) benefit	228	(16,986)	(16,758)

Net-of-tax amount	(416)	97,037	96,621

Reclassification adjustment for (gains) losses included in net income (loss) :
Pre-tax amount	(84,282)	23,165	(61,117)
Income tax (expense) benefit	4,842	(1,795)	3,047

Net-of-tax amount	(79,440)	21,370	(58,070)

	Yen (millions)
	2013
	Prior service benefit	Actuarial gain (loss)	Total
Arising during the period:
Pre-tax amount	(860)	(71,557)	(72,417)
Income tax (expense) benefit	304	605	909

Net-of-tax amount	(556)	(70,952)	(71,508)

Reclassification adjustment for (gains) losses included in net income (loss) :
Pre-tax amount	(22,458)	33,063	10,605
Income tax (expense) benefit	5,359	(6,937)	(1,578)

Net-of-tax amount	(17,099)	26,126	9,027

(15) Restructuring Charges

In connection with the reorganization of the Company’s operations, the Company has incurred certain restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2015, 2014 and 2013 are as follows:

	Yen (millions)
	2015	2014	2013
Expenses associated with the implementation of early retirement programs:
Domestic	9,055	25,451	32,441
Overseas	7,362	6,583	5,996

Total	16,417	32,034	38,437
Expenses associated with the closure and integration of locations	14,906	32,100	40,788

Total restructuring charges	31,323	64,134	79,225

These restructuring charges are included in other deductions in the consolidated statements of operations.

The Company has provided early retirement programs to those employees voluntarily leaving the Company. The accrued early retirement programs are recognized when the employees accept the offer and the amount can be reasonably estimated. Expenses associated with the closure and integration of locations include amounts such as moving expenses of facilities and costs to terminate leasing contracts incurred at domestic and overseas manufacturing plants and sales offices. An analysis of the accrued restructuring charges for the years ended March 31, 2015, 2014 and 2013 is as follows:

	Yen (millions)
	2015	2014	2013
Balance at beginning of year	28,860	45,889	70,942
New charges	31,323	64,134	79,225
Cash payments or otherwise settled	(50,088)	(81,163)	(104,278)

Balance at end of year	10,095	28,860	45,889

The restructuring activities are generally insignificant on an individual activity basis and are short term in nature and are generally completed within one year of initiation. The total amount of costs expected to be incurred in connection with the activity are generally not materially different from the respective restructuring charges as disclosed below except as indicated otherwise. Furthermore, the amounts of restructuring costs incurred, subsequent to the fiscal year end, for the initiation of any given restructuring activity are not significant except as indicated otherwise.

	Yen (millions)
	Expenses associated with the implementation of early retirement programs	Expenses associated with the closure and integration of locations	Total restructuring charges
Appliances	3,074	2,717	5,791
Eco Solutions	1,396	87	1,483
AVC Networks	2,761	6,852	9,613
Automotive & Industrial Systems	4,497	4,211	8,708
Other	3,142	86	3,228
Restructuring charges which are not attributable to any reportable segments	1,547	953	2,500

Consolidated total	16,417	14,906	31,323

Appliances

Appliances segment restructured its operations to improve efficiency mainly in overseas.

Eco Solutions

Eco Solutions segment restructured its operations to improve efficiency mainly in overseas.

AVC Networks

AVC Networks segment restructured its operations for selection and concentration of its businesses mainly in Japan.

Automotive & Industrial Systems

Automotive & Industrial Systems segment restructured its operations to improve cost competitiveness through selection and concentration of business mainly in Japan.

Other

Other segment restructured its operations to improve efficiency mainly in Japan.

Restructuring charges which are not attributable to any reportable segments were mainly for restructuring activities to accelerate integration of the organization at corporate headquarters.

The following table represents ending liability balance for the year ended March 31, 2015 and 2014 by segment:

	Yen (millions)
	2015	2014
Appliances	769	230
Eco Solutions	1,124	987
AVC Networks	6,999	677
Automotive & Industrial Systems	764	21,236
Other	28	1,138
Liabilities which are not attributable to any reportable segments	411	4,592

Balance at end of year	10,095	28,860

The following table represents restructuring activities for the year ended March 31, 2014 by segment:

	Yen (millions)
	Expenses associated with the implementation of early retirement programs	Expenses associated with the closure and integration of locations	Total restructuring charges
Appliances	1,281	1,696	2,977
Eco Solutions	1,918	1,635	3,553
AVC Networks	1,202	8,170	9,372
Automotive & Industrial Systems	14,152	15,581	29,733
Other	10,444	2,428	12,872
Restructuring charges which are not attributable to any reportable segments	3,037	2,590	5,627

Consolidated total	32,034	32,100	64,134

Appliances

Appliances segment restructured its operations to improve efficiency in Japan and overseas.

Eco Solutions

Eco Solutions segment restructured its operations to improve efficiency in Japan and overseas.

AVC Networks

AVC Networks segment restructured its operations for selection and concentration of its businesses mainly in Japan.

Automotive & Industrial Systems

Automotive & Industrial Systems segment restructured its operations to improve cost competitiveness through selection and concentration of business mainly in Japan.

Other

Other segment restructured its operations to improve efficiency and cost effectiveness mainly in Japan.

Restructuring charges which are not attributable to any reportable segments were mainly for restructuring activities to accelerate integration of the organization at corporate headquarters.

The following table represents ending liability balance for the year ended March 31, 2014 and 2013 by segment:

	Yen (millions)
	2014	2013
Appliances	230	298
Eco Solutions	987	700
AVC Networks	677	38,112
Automotive & Industrial Systems	21,236	3,070
Other	1,138	3,709
Liabilities which are not attributable to any reportable segments	4,592	—

Balance at end of year	28,860	45,889

AVC Networks

The beginning liability balance amounting to 36,165 million yen was in connection with the restructuring activity of domestic plasma display panel fifth factory of Panasonic Plasma Display Co., Ltd., a subsidiary of the Company. This was all paid or otherwise settled during the fiscal year. There was no additional restructuring charge incurred for the year ended March 31, 2014.

Other

The beginning liability balance amounting to 113 million yen was in connection with the restructuring activity of SANYO’s semiconductor business. This was all paid or otherwise settled during the fiscal year. There was no additional restructuring charge incurred for the year ended March 31, 2014.

The following table represents restructuring activities for the year ended March 31, 2013 by segment:

	Yen (millions)
	Expenses associated with the implementation of early retirement programs	Expenses associated with the closure and integration of locations	Total restructuring charges
Appliances	699	2,558	3,257
Eco Solutions	938	598	1,536
AVC Networks	16,965	7,303	24,268
Automotive & Industrial Systems	3,750	6,922	10,672
Other	9,949	23,407	33,356
Restructuring charges which are not attributable to any reportable segments	6,136	—	6,136

Consolidated total	38,437	40,788	79,225

Appliances

Appliances segment restructured its operations to improve efficiency mainly in Japan.

Eco Solutions

Eco Solutions segment restructured its operations to improve efficiency in Japan and overseas.

AVC Networks

AVC Networks segment restructured its operations to improve cost competitiveness through selection and concentration of business in Japan and overseas.

Automotive & Industrial Systems

Automotive & Industrial Systems segment restructured its operations to improve efficiency and cost effectiveness mainly in Japan.

Other

Other segment restructured its operations for selection and concentration of its businesses in Japan and overseas.

Restructuring charges which are not attributable to any reportable segments were for restructuring activities to accelerate integration of the organization at corporate headquarters.

The following table represents ending liability balance as of March 31, 2013 and 2012 by segment:

	Yen (millions)
	2013	2012
Appliances	298	59
Eco Solutions	700	342
AVC Networks	38,112	45,861
Automotive & Industrial Systems	3,070	1,119
Other	3,709	23,119
Liabilities which are not attributable to any reportable segments	—	442

Balance at end of year	45,889	70,942

AVC Networks

The total amount expected to be incurred in connection with the restructuring activity of domestic plasma display panel fifth factory of Panasonic Plasma Display Co., Ltd., a subsidiary of the Company amounted to 54,370 million yen as of March 31, 2013. The beginning liability balance amounted to 45,819 million yen and additional restructuring charges incurred of 3,287 million yen and costs paid or otherwise settled of 12,941 million yen during the fiscal year. The ending liability balance amounted to 36,165 million yen.

Other

The total amount expected to be incurred in connection with the restructuring activity of SANYO’s semiconductor business amounted to 45,749 million yen as of March 31, 2013. The beginning liability balance amounted to 3,644 million yen and additional restructuring charges incurred of 1,579 million yen and costs paid or otherwise settled of 5,110 million yen during the fiscal year. The ending liability balance amounted to 113 million yen.

(16) Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to income for the years ended March 31, 2015, 2014 and 2013 are as follows:

	Yen (millions)
	2015	2014	2013
Research and development costs	457,250	478,817	502,223
Advertising costs	98,195	105,091	114,826
Shipping and handling costs	159,115	147,597	139,392
Depreciation	242,149	278,792	277,582

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

The components included in other deductions for the years ended March 31, 2015, 2014 and 2013 are as follows:

	Yen (millions)
	2015	2014	2013
Expenses related to litigation	59,173	9,711	5,527
Expenses associated with discontinuation or voluntary recall of products	52,254	40,122	25,512
Restructuring charges	31,323	64,134	79,225
Loss on disposal of long-lived assets	18,592	58,304	64,522
Loss on divestitures of non-core business	14,659	—	9,792
Loss on curtailments and settlements	8,323	—	2,209
Reclassification adjustment for losses associated with translation adjustments	3,457	—	2,300
Write-down of investment securities	1,023	142	4,017
Depreciation associated with idle production capacity	412	1,166	5,211
Loss on sale of investment securities	42	2,480	6,813
Environmental remediation costs for equipment with polychlorinated biphenyls	—	13,841	—
Net foreign exchange loss	—	6,324	14,050
Other	48,825	25,034	30,641

Total other deductions	238,083	221,258	249,819

Net foreign exchange gains included in other income for the year ended March 31, 2015 is 10,802 million yen.

During the years ended March 31, 2015, 2014 and 2013, the Company sold, without recourse, trade receivables and others of 772,811 million yen, 617,456 million yen and 642,220 million yen to independent third parties for proceeds of 771,881 million yen, 613,956 million yen and 637,183 million yen, and recorded losses on sale of trade receivables of 930 million yen, 3,500 million yen and 5,037 million yen, respectively. During the years ended March 31, 2015, 2014 and 2013, the Company sold, with recourse, trade receivables of 469,763 million yen, 501,193 million yen and 421,681 million yen to independent third parties for proceeds of 469,368 million yen, 500,656 million yen and 421,145 million yen, and recorded losses on sale of trade receivables of 395 million yen, 537 million yen and 536 million yen, respectively. These losses are included in selling, general and administrative expenses and other deductions. The Company is responsible for servicing most of the receivables. The amounts of trade receivables sold to independent third parties which have not been collected as of March 31, 2015 and 2014 are 158,337 million yen and 130,143 million yen, respectively. These receivables had been derecognized as of March 31, 2015 and 2014. Included in trade notes receivable and trade accounts receivable as of March 31, 2015 are amounts of 49,628 million yen without recourse and 37,204 million yen with recourse scheduled to be sold to independent third parties. The sale of trade receivables was accounted for under the provision of ASC 860, “Transfers and Servicing,” which provides accounting and reporting standards for transfer and servicing of financial assets and extinguishments of liabilities.

A gain of 27,874 million yen from sales of certain businesses are included in other income for the year ended March 31, 2015.

For the year ended March 31, 2014, the Company’s management and labor unions agreed to reduce the employee’s bonuses. As a result of the agreements, the Company and certain domestic subsidiaries reversed accrued employee’s bonus expenses, included in accrued payroll in the consolidated balance sheet as of March 31, 2013. This revision is regarded as a change in accounting estimate. Accordingly, the amounts of Income before income taxes increased by 20,133 million yen, and net income attributable to Panasonic Corporation increased by 18,448 million yen for the year ended March 31, 2014. In addition, basic net income attributable to Panasonic Corporation common shareholders per share increased by 7.98 yen. Diluted net income attributable to Panasonic Corporation common shareholders per share is not provided because the Company did not have potential dilutive common shares.

A gain of 12,199 million yen from stocks contributed to an employee retirement benefit trust are included in other income for the year ended March 31, 2014.

Net gain from insurance recovery related to the flooding in Thailand included in other income for the year ended March 31, 2013 amounted to 7,966 million yen which was net of loss of 503 million yen incurred due to the flooding.

Interest expenses and income taxes paid, and noncash investing and financing activities for the years ended March 31, 2015, 2014 and 2013 are as follows:

	Yen (millions)
	2015	2014	2013
Cash paid:
Interest	20,049	20,362	25,244
Income taxes	110,864	81,245	61,715
Noncash investing and financing activities:
Capital leases	6,528	6,179	4,684

(17) Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purpose.

Amounts included in accumulated other comprehensive income (loss) as of March 31, 2015 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts, cross currency swaps, and commodity futures as of March 31, 2015 and 2014 are as follows:

	Yen (millions)
	2015	2014
Foreign exchange contracts	368,657	856,774
Cross currency swaps	30,875	29,810
Commodity futures	954,984	858,139

The fair values of derivative instruments as of March 31, 2015 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	2,132	Other current liabilities	242
Commodity futures	Other current assets	8	Other current liabilities	938

Total derivatives designated as hedging instruments under ASC 815		2,140		1,180

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	3,688	Other current liabilities	3,129
Cross currency swaps	Other current assets	141	Other current liabilities	629
Commodity futures	Other current assets	8,073	Other current liabilities	14,340

Total derivatives not designated as hedging instruments under ASC 815		11,902		18,098

Total derivatives		14,042		19,278

Regarding derivative assets and liabilities as of March 31, 2015, gross amounts offset in the consolidated balance sheet were 3,329 million yen and gross amounts subject to master netting agreements but not offset in the consolidated balance sheet were 7,915 million yen.

The fair values of derivative instruments as of March 31, 2014 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	520	Other current liabilities	758
Commodity futures	Other current assets	34	Other current liabilities	291

Total derivatives designated as hedging instruments under ASC 815		554		1,049

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	4,125	Other current liabilities	1,813
Cross currency swaps	Other current assets	335	—	—
Commodity futures	Other current assets	4,238	Other current liabilities	9,767

Total derivatives not designated as hedging instruments under ASC 815		8,698		11,580

Total derivatives		9,252		12,629

Regarding derivative assets and liabilities as of March 31, 2014, gross amounts offset in the consolidated balance sheet were 3,371 million yen and gross amounts subject to master netting agreements but not offset in the consolidated balance sheet were 3,521 million yen.

The effect of derivative instruments on the consolidated statement of operations for the year ended March 31, 2015 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in OCI derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
		Location of gain (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	10,081	Other income (deductions)	6,204
Commodity futures	(467)	Cost of sales	(637)

Total	9,614		5,567

1,102 million yen of fair value changes relating to ineffective portion of cash flow hedge and fair value changes relating to amounts excluded from hedge effectiveness testing recognized on foreign exchange contracts are included in other deductions.

Derivatives not designated as hedging instruments under ASC 815:

Derivatives	Amount of gain (loss) recognized in operations on derivative
	Location of gain (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	(13,070)
Cross currency swaps	Other income (deductions)	(1,045)
Commodity futures	Cost of sales	(1,301)

Total		(15,416)

The effect of derivative instruments on the consolidated statement of operations for the year ended March 31, 2014 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in OCI derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
		Location of gain (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	(5,880)	Other income (deductions)	(9,732)
Commodity futures	(1,901)	Cost of sales	(2,388)

Total	(7,781)		(12,120)

605 million yen of fair value changes relating to ineffective portion of cash flow hedge and fair value changes relating to amounts excluded from hedge effectiveness testing recognized on foreign exchange contracts are included in other deductions. 907 million yen of fair value changes recognized on commodity futures were reclassified from accumulated other comprehensive income into the consolidated statement of operations as a result of the discontinuance of a cash flow hedge were included in cost of sales.

Fair value hedging relationships:

Derivatives from fair value hedging relationships did not have a material effect on consolidated statement of operations.

Derivatives not designated as hedging instruments under ASC 815:

Derivatives	Amount of gain (loss) recognized in operations on derivative
	Location of gain (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	11,679
Cross currency swaps	Other income (deductions)	519
Commodity futures	Cost of sales	(427)

Total		11,771

The effect of derivative instruments on the consolidated statement of operations for the year ended March 31, 2013 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in OCI derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
		Location of gain (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	13,960	Other income (deductions)	10,765
Commodity futures	(38)	Cost of sales	2,188

Total	13,922		12,953

566 million yen of fair value changes relating to ineffective portion of cash flow hedge and fair value changes relating to amounts excluded from hedge effectiveness testing recognized on foreign exchange contracts are included in other deductions.

Fair value hedging relationships:

Derivatives from fair value hedging relationships did not have a material effect on consolidated statement of operations.

Derivatives not designated as hedging instruments under ASC 815:

Derivatives	Amount of gain (loss) recognized in operations on derivative
	Location of gain (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	2,949
Cross currency swaps	Other income (deductions)	(488)
Commodity futures	Cost of sales	(784)

Total		1,677

(18) Fair Value

ASC 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1	—	Quoted prices (unadjusted) in active markets for identical assets.
Level 2	—

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	—	Unobservable inputs for the asset or liability.

The following table represents assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2015 and 2014:

	Yen (millions)
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	74,556	—	—	74,556
Corporate and government bonds	—	2,371	—	2,371
Other debt securities	—	2	—	2

Total available-for-sale securities	74,556	2,373	—	76,929

Derivatives:
Foreign exchange contracts	—	5,820	—	5,820
Cross currency swaps	—	141	—	141
Commodity futures	7,487	594	—	8,081

Total derivatives	7,487	6,555	—	14,042

Liabilities:
Derivatives:
Foreign exchange contracts	—	3,371	—	3,371
Cross currency swaps	—	629	—	629
Commodity futures	11,193	4,085	—	15,278

Total derivatives	11,193	8,085	—	19,278

	Yen (millions)
	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	63,101	—	—	63,101
Corporate and government bonds	—	1,694	—	1,694
Other debt securities	—	16	—	16

Total available-for-sale securities	63,101	1,710	—	64,811

Derivatives:
Foreign exchange contracts	—	4,645	—	4,645
Cross currency swaps	—	335	—	335
Commodity futures	2,935	1,337	—	4,272

Total derivatives	2,935	6,317	—	9,252

Liabilities:
Derivatives:
Foreign exchange contracts	—	2,571	—	2,571
Commodity futures	8,000	2,058	—	10,058

Total derivatives	8,000	4,629	—	12,629

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts, cross currency swaps and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

The following table presents assets and liabilities that are measured at fair value on a nonrecurring basis for the years ended March 31, 2015 and 2014;

	Yen (millions)
	Year ended March 31, 2015
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(40,032)	—	—	93,337	93,337
Goodwill	(16,001)	—	—	9,402	9,402

	Yen (millions)
	Year ended March 31, 2014
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(135,175)	—	—	121,463	121,463
Goodwill	(8,069)	—	—	0	0

During the year ended March 31, 2015, the Company classified all of the assets described above in Level 3 as the Company used unobservable inputs to value these assets when recognizing losses related to the assets. The fair value for the major assets was measured primarily through an appraisal based on the repurchase cost and discounted cash flow method.

During the year ended March 31, 2014, the Company classified all of the assets described above in Level 3 as the Company used unobservable inputs to value these assets when recognizing losses related to the assets. The fair value for the major assets was measured primarily through an appraisal based on the repurchase cost.

The following table presents significant unobservable inputs used to measure fair value on a nonrecurring basis categorized as Level 3 for the years ended March 31, 2015 and 2014:

	Yen (millions)
	Year ended March 31, 2015
	Fair value	Valuation technique	Unobservable inputs	Range
Assets:
Long-lived assets	93,337	Repurchase cost method	Residual value ratio	0.1%-63.1%

Goodwill	9,402	Discounted cash flow method	Weighted average cost of capital	8.4%-12.0%

	Yen (millions)
	Year ended March 31, 2014
	Fair value	Valuation technique	Unobservable inputs	Range
Assets:
Long-lived assets	121,463	Repurchase cost method	Residual value ratio	0.0%-99.4%

The fair value of financial instrument

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Available-for-sale securities

The carrying amount is equal to the fair value which is estimated based on quoted market prices or other observable inputs. The fair value is also described in Note 4.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates. The Company classified long-term debt in Level 2.

Derivative financial instruments

The fair value of derivative financial instruments is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs. The fair value is equal to the carrying amount and also described in Note 17.

Advances

The fair value of advances is estimated based on the present value of future cash flows using appropriate current discount rates. The Company classified advances in Level 2. The following table excludes advances for which carrying amount approximates fair value.

Financial instruments other than those listed above (such as Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables and Accrued expenses)

The carrying amount approximates fair value because of the short maturity of these instruments. The following table excludes these financial instruments.

	Yen (millions)
	March 31, 2015		March 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Available-for-sale securities	76,929	76,929	64,811	64,811
Liabilities:
Long-term debt, including current portion	962,029	974,671	598,955	615,816
Derivatives:
Assets:
Foreign exchange contracts	5,820	5,820	4,645	4,645
Cross currency swaps	141	141	335	335
Commodity futures	8,081	8,081	4,272	4,272
Liabilities:
Foreign exchange contracts	3,371	3,371	2,571	2,571
Cross currency swaps	629	629	—	—
Commodity futures	15,278	15,278	10,058	10,058

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(19) Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, as discussed in Note 16, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. As of March 31, 2015, the maximum amount of undiscounted payments the Company would have to make in the event of default was 23,280 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees as of March 31, 2015 was immaterial.

As discussed in Note 5, in connection with the sale and leaseback of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. As of March 31, 2015, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met was 2,850 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees as of March 31, 2015 was immaterial.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2015 and 2014 is summarized as follows:

	Yen (millions)
	2015	2014
Balance at beginning of year	56,576	50,855
Liabilities accrued for warranties issued	26,606	31,818
Warranty claims paid	(27,859)	(26,624)
Changes in liabilities for pre-existing warranties, including expirations	93	527

Balance at end of year	55,416	56,576

As of March 31, 2015, commitments outstanding for the purchase of property, plant and equipment, including the estimated amount based on capital investment agreements, were approximately 36,585 million yen. Certain subsidiaries are under contracts to purchase specific raw materials until 2020. As of March 31, 2015, commitments outstanding for this contract were approximately 72,238 million yen. A loss of 16,732 million yen under this contract was recorded for the year ended March 31, 2014. The corresponding loss is included in cost of sales.

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls (PCB equipment) might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by March 31, 2027. As of March 31, 2015, the Company has accrued estimated total cost of 16,890 million yen for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation. While it represents management’s best estimate of the cost, the payments are not considered to be fixed and reliably determinable.

The Company and certain subsidiaries are under the term of leasehold interest contracts for the land which domestic factories reside on and have obligations for restitution on departure. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased land are not specified and there are no plans to undertake relocation in the future. Therefore the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to trade, tax, products or intellectual properties, or governmental investigations. The Company has been dealing with the various litigations and investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines.

Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, have been subjected to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). For the year ended March 31, 2010, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since June 2012, the Company and Sanyo Electric Co., Ltd., a subsidiary of the Company, have been subjected to investigations by the European Commission, in respect of alleged antitrust violations relating to the rechargeable battery. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions, will not have a material effect on the Company’s consolidated financial statements.

The ability to predict the outcome of these actions and proceedings is difficult to assess given that certain of the investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties or taking place in jurisdictions outside of Japan where the laws are complex or unclear. Accordingly, the Company is unable to estimate the losses or range of losses for the actions and proceedings where there is only a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

(20) Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

“Appliances” is comprised of development, manufacture and sales of consumer electronics (such as flat panel TVs, refrigerators, washing machines, personal-care products, microwave ovens, home audio equipment, video equipment, vacuum cleaners, rice cookers), air-conditioners (such as room air-conditioners, large-sized air-conditioners), cold chain (such as showcases), devices (such as electric motors, compressors, fuel cells) and bicycle related products.

“Eco Solutions” is comprised of development, manufacture and sales of products such as lighting fixtures, lamps, wiring devices, solar photovoltaic systems, water-related products, interior furnishing materials, ventilation and air-conditioning equipment, air purifiers, and nursing-care-related products.

“AVC Networks” is comprised of development, manufacture and sales of products such as aircraft in-flight entertainment systems, PCs, projectors, digital cameras, mobile phones, surveillance cameras, fixed phones and faxes, and social infrastructure systems equipment.

“Automotive & Industrial Systems” is comprised of development, manufacture and sales of automotive related products (such as car-use-multimedia-related equipment, electrical components), industrial related devices (such as lithium-ion batteries, storage batteries, dry batteries, electronic components, electronic materials, automation controls, semiconductors, LCD panels, optical devices) and manufacturing related systems (such as electronic-component-mounting machines, welding equipment).

“Other” consists of PanaHome Corporation and others.

Information by segment for the years ended March 31, 2015, 2014 and 2013 is shown in the tables below:

By Business Segment:

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Sales:
Appliances:
Customers	1,490,919	1,497,485	1,478,626
Intersegment	278,748	279,931	255,926

Total	1,769,667	1,777,416	1,734,552
Eco Solutions:
Customers	1,400,833	1,404,799	1,246,162
Intersegment	265,194	269,636	261,351

Total	1,666,027	1,674,435	1,507,513
AVC Networks:
Customers	1,097,973	1,045,144	1,032,157
Intersegment	56,304	107,378	155,045

Total	1,154,277	1,152,522	1,187,202
Automotive & Industrial Systems:
Customers	2,620,809	2,563,709	2,338,966
Intersegment	161,728	158,085	202,540

Total	2,782,537	2,721,794	2,541,506
Other:
Customers	627,877	714,530	717,412
Intersegment	136,599	176,760	199,462

Total	764,476	891,290	916,874
Eliminations and Adjustments:
Customers	476,626	510,874	489,722
Intersegment	(898,573)	(991,790)	(1,074,324)

Total	(421,947)	(480,916)	(584,602)

Consolidated total	7,715,037	7,736,541	7,303,045

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Segment profit:
Appliances	40,515	29,509	43,485
Eco Solutions	95,255	92,106	60,296
AVC Networks	51,785	35,707	32,687
Automotive & Industrial Systems	105,677	69,150	179
Other	14,557	24,345	7,426
Eliminations and Adjustments	74,124	54,297	16,863

Total segment profit	381,913	305,114	160,936

Interest income	14,975	10,632	9,326
Dividends received	1,466	1,992	3,686
Other income	95,784	243,488	91,807
Interest expense	(17,566)	(21,911)	(25,601)
Impairment losses of long-lived assets	(40,032)	(103,763)	(138,138)
Goodwill impairment	(16,001)	(8,069)	(250,583)
Other deductions	(238,083)	(221,258)	(249,819)

Consolidated income (loss) before income taxes	182,456	206,225	(398,386)

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Identifiable assets:
Appliances	931,137	955,463	922,581
Eco Solutions	1,196,652	1,220,782	1,096,171
AVC Networks	815,646	668,828	781,583
Automotive & Industrial Systems	1,818,441	1,749,003	1,725,751
Other	593,671	629,179	718,014
Eliminations and Adjustments	601,400	(10,261)	153,712

Consolidated total	5,956,947	5,212,994	5,397,812

Depreciation (including intangibles other than goodwill):
Appliances	53,355	53,928	47,628
Eco Solutions	49,007	49,708	47,137
AVC Networks	27,572	40,592	40,304
Automotive & Industrial Systems	114,292	123,375	130,949
Other	9,761	17,972	21,034
Eliminations and Adjustments	32,339	45,211	51,903

Consolidated total	286,326	330,786	338,955

Capital investment (including intangibles other than goodwill):
Appliances	47,075	37,586	62,697
Eco Solutions	38,892	46,902	58,733
AVC Networks	25,687	22,611	41,373
Automotive & Industrial Systems	111,006	94,594	136,482
Other	11,606	15,240	18,781
Eliminations and Adjustments	19,344	22,194	24,647

Consolidated total	253,610	239,127	342,713

The figures in “Eliminations and Adjustments” include revenues and expenses which are not attributable to any reportable segments for the purpose of evaluating operating results of each segment, consolidation adjustments, and eliminations of intersegment transactions.

Adjustments to segment sales to Customers for the years ended March 31, 2015, 2014 and 2013 mainly include price differences of 611,706 million yen, 642,832 million yen and 592,893 million yen, respectively, between sales prices to external customers and the internal sales prices adopted for performance measurement purposes for the sales of consumer products through sales departments. Adjustments also include the sales of certain associated companies under the equity method, amounting to a deduction of 98,684 million yen, 105,815 million yen and 96,225 million yen, respectively, included in segment sales solely for the purpose of assessing segment performance.

Adjustments to segment profit for the years ended March 31, 2015, 2014 and 2013 mainly include 55,305 million yen, 14,568 million yen, and (17,210) million yen, respectively, of profit and (loss) of corporate headquarters and sales departments of consumer products which are not allocated to any reportable segments. The adjustments also include 18,819 million yen, 39,729 million yen and 34,073 million yen of consolidation adjustments, respectively, mainly related to amortization of finite-lived intangible assets recognized upon business combinations and other differences in accounting standards.

Assets which are not attributable to any reportable segments include those which are attributable to sales departments of consumer products, goodwill controlled by corporate headquarters, and intangible assets recognized upon business combinations.

Capital investment consists of purchases of property, plant and equipment, and intangibles on an accrual basis.

By Geographical Area:

Sales attributed to countries based upon the customers’ location and property, plant and equipment are as follows:

	Yen (millions)
	Year ended March 31,
	2015	2014	2013
Sales:
Japan	3,692,018	3,897,934	3,790,392
North and South America	1,218,070	1,134,658	1,022,278
Europe	729,420	740,269	665,863
Asia and Others	2,075,529	1,963,680	1,824,512

Consolidated total	7,715,037	7,736,541	7,303,045

United States included in North and South America	1,052,048	967,551	866,048
China included in Asia and Others	1,034,760	994,852	940,804
Property, plant and equipment:
Japan	888,301	936,487	1,153,080
North and South America	52,341	47,382	44,067
Europe	33,552	40,191	37,622
Asia and Others	400,637	401,389	440,659

Consolidated total	1,374,831	1,425,449	1,675,428

There are no individually material countries which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the years ended March 31, 2015, 2014 and 2013.

(21) Acquisition

On February 28, 2014, the Company acquired 90% of outstanding shares of Viko Electric Co., Ltd. (VIKO) and accordingly, has a controlling interest in VIKO from the acquisition date.

VIKO is in the business of manufacturing and sales of electrical and materials, such as wiring devices, low voltage switchgears, smart meters and building automation system. As a result of this acquisition, by utilizing VIKO’s management resources, such as its strong brand awareness, sales channels, and “C-Type” wiring devices and technologies, using Turkey as the base, the Company expects expansion in the sales of wiring devices and other product ranges as well as electrical equipment and materials produced by the Company, such as lighting devices and fans, not only in Turkey, but in the Middle East, CIS and African markets. In addition, by introducing new products by making use of the Company’s product competitiveness and development capabilities, and by making improvements in productivity through sharing manufacturing know-how with VIKO, the Company will create synergies with VIKO and is aiming for further expansion of the business.

The fair value of the consideration paid for the controlling interest of VIKO and the noncontrolling interests as of the acquisition date is as follows:

Yen (millions)
Fair value of consideration:
Cash	47,510
Fair value of noncontrolling interests	3,771

Total	51,281

The fair value of noncontrolling interests was estimated based on the acquisition consideration taking into consideration a control premium. Acquisition-related cost was not material.

Assets acquired and liabilities assumed as of the acquisition date were as follows:

Yen (millions)
Cash and cash equivalents	131
Goodwill	23,145
Intangible assets	30,295
Other assets	11,701

Total assets acquired	65,272

Deferred tax liabilities	5,963
Other liabilities	8,028

Total liabilities assumed	13,991

Total net assets acquired	51,281

Intangible assets of 20,188 million yen are subject to amortization, which include a dealer network of 17,629 million yen with a 13-year useful life. Intangible assets of 10,107 million yen are not subject to amortization, all of which relates to trade name.

The goodwill represents the future expansion of the Company from new revenue streams arising from the acquisition of VIKO and synergies with the existing Company’s businesses. The total amount of goodwill is included in “Eco Solutions” segment, and is not deductible for tax purpose.

Net sales and income before income taxes of VIKO that are included in the consolidated statements of operations for the year ended March 31, 2014 are not material.

Pro forma information has been omitted as the amounts are not material.

(22) Stock-Based Compensation

On July 31, 2014, the Company approved to grant stock acquisition rights as an incentive stock-based compensation plan to the directors of Panasonic, the executive officers and certain other officers who are responsible for business operations. Subsequently on August 22, 2014, the Company granted stock acquisition rights to acquire 208,800 shares of common stock at a grant date fair value of 1,054 yen. The stock acquisition rights are fully vested on grant date and have a 30 years exercisable period from August 23, 2014 to August 22, 2044. During the period when stock acquisition rights may be exercised, the holder can exercise the rights on the day following the date on which such holder loses the status as the director, the executive officer or any status equivalent thereto.

The stock-based compensation expense for these stock acquisition rights for the year ended March 31, 2015, was 220 million yen included in selling, general and administrative expenses in the consolidated statements of operations. The income tax benefit related to the stock-based compensation expense during the year ended March 31, 2015, was not material.

The fair value of stock acquisition rights granted on grant date and used to recognize compensation expense for the year ended March 31, 2015, was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2015
Stock price	1,235.5	yen
Exercise price	1	yen
Expected term	15	years
Risk-free interest date	0.95%
Expected volatility	35.17%
Expected dividends	1.05%

A summary of the activities regarding the stock acquisition rights as of and for the year ended March 31, 2015, is presented below:

	Shares	Weighted-average exercise price (Yen)	Weighted-average remaining contractual term (Year)	Aggregate intrinsic value (Million yen)
Outstanding at March 31, 2014	—	—
Granted	208,800	1
Exercised	—	—
Forfeited/Expired	—	—

Outstanding at March 31, 2015	208,800	1	29.05	329

Exercisable at March 31, 2015	2,400	1	4.58	4

As of March 31, 2015, all outstanding stock acquisition rights were vested with no exercises of the stock acquisition rights during the year ended March 31, 2015.

Schedule II

PANASONIC CORPORATION

AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

(In millions of yen)

Years ended March 31, 2015, 2014 and 2013

		Add	Deduct		Add (deduct)
	Balance at beginning of period	Charged to income	Bad Debts written off	Reversal	Cumulative translation adjustments	Balance at end of period
Allowance for doubtful receivables:
2015	24,476	5,918	1,975	5,631	2,159	24,947
2014	23,398	8,218	4,126	4,231	1,217	24,476
2013	26,604	6,641	6,092	6,254	2,499	23,398

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANASONIC CORPORATION
(Registrant)

Date: June 26, 2015	By	/s/ Yukie Takakuwa
Yukie Takakuwa
Attorney-in-Fact
General Manager of Disclosure & Investor Relations Office
Panasonic Corporation

Index to Exhibits

Documents filed as exhibits to this annual report are as follows:

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code